Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Arrow Electronics, Inc. for the registration of debt securities, preferred stock, common stock, and warrants and to the incorporation by reference therein of our reports dated February 6, 2018, with respect to the consolidated financial statements and schedule of Arrow Electronics, Inc., and the effectiveness of internal control over financial reporting of Arrow Electronics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
March 9, 2018